Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 2 - 2008

FEBRUARY 22, 2008
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES NEW APPOINTMENT

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to announce the appointment of André Roy as
Mine Manager at Casa Berardi.  Mr. Roy is a trilingual mining engineer with over 20 years of experience in mining operations and engineering consulting firms in Canada and Latin America.  Mr. Roy earned his MBA from John Molson School of Business at Concordia University, and his M.A.Sc., Mining Engineering, Rock Mechanics, from École Polytechnique.  Most recently, Mr. Roy was the Operations Manager at Alcoa-Hatch North-East Alliance, Baie-Comeau Aluminum Smelter and before that led a feasibility study for a
$100 million expansion project at Goldcorp’s Red Lake Mine.

With the appointment of Mr. Roy as Mine Manager and after an appropriate transition period, Gilles Brousseau, General Manager – Mining, who has been instrumental in the successful development and commencement of commercial production at Casa Berardi, will focus his attentions on evaluating opportunities to increase the Company’s gold production and reserve profile.

“We are delighted that André has agreed to join us and look forward to working closely with him and the other members of the Aurizon team in the future operation and development of Casa Berardi.” said David Hall, President of Aurizon.  “In addition, the extensive experience and expertise of Gilles will be invaluable in the acquisition and development of new projects.”

It is estimated that Aurizon’s 100% owned Casa Berardi Mine will produce between 160,000 – 170,000 ounces of gold in 2008 at an average grade of 8.6 grams of gold per tonne.  In addition, a total of
$10.2 million will be invested in exploration and development activities at Casa Berardi, including
$6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD.
Aurizon Announces New Appointment
February 22, 2008

For further information, contact:

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements", including but not limited to forecast/anticipated gold production, gold grades, cash costs per ounce, sustaining capital expenditures and expected expenditures on exploration, infrastructure and equipment, planned work programs and budgets for the Company’s various properties during 2008, and timing of release of the Company’s 2007 year end financial results.

These forward-looking statements are based on certain assumptions that the Company believes are reasonable, including continued parity of the US and Canadian currency in 2008, that the current price of gold be sustained or will improve, that current mill recovery rates at the Company’s Casa Berardi mine will continue, that the Company’s current mine plan can be achieved and that the Company will not experience any material accident, labour dispute or failure of plant or equipment.

However, forward-looking statements are inherently uncertain and involve a number of risks some of which are not within the Company’s control or may not be reasonably foreseeable and as a result there is no assurance that the forward-looking statements will prove to be accurate.  Actual results and future events could differ materially from those anticipated in this news release.  Factors that could cause forecasts, plans and results to differ materially from those expressed or implied by the forward-looking statements in this news release include but are not limited to inherent uncertainties associated with exploration; changes in mine plan and method necessitated by unexpected conditions encountered during mining, changes in future prices and demand for gold; variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; environmental risks and hazards, and other risks related to the mining industry and financial markets more fully described  in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.